1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: March 10, 2015	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC February 2015 Revenue Report

Hsinchu, Taiwan, R.O.C. – March 10, 2015 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for February 2015: On a consolidated basis, revenues for February 2015 were approximately NT$62.65 billion, a decrease of 28.1 percent from January 2015 and an increase of 33.8 percent over February 2014. Revenues for January through February 2015 totaled NT$149.77 billion, an increase of 52.4 percent compared to the same period in 2014.

TSMC February Revenue Report (Consolidated):

	(Unit: NT$ million)
Period	February 2015	January 2015	M-o-M Increase (Decrease) %	February 2014	Y-o-Y Increase (Decrease) %	January to February 2015	January to February 2014	Y-o-Y Increase (Decrease) %
Net Revenues	62,645	87,120	(28.1)	46,829	33.8	149,765	98,259	52.4

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Lora Ho	Elizabeth Sun	Michael Kramer
Senior VP & CFO	Director	Project Manager
Tel: 886-3-505-4602	Corporate Communication	PR Department
	Division	Tel: 886-3-563-6688
	Tel: 886-3-568-2085	Ext. 7125031
	Mobile: 886-988-937999	Mobile: 886-988-931352
	E-Mail: elizabeth_sun@tsmc.com	E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

March 10, 2015

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of February 2015.

1. Sales volume (in NT$ thousands)

Period	Items	2015	2014
Feb.	Net sales	62,645,075	46,829,051
Jan.-Feb.	Net sales	149,765,143	98,259,044

2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end
TSMC Partners*	47,131,345	4,819,959

*	The borrower is TSMC Solar.

3. Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end
TSMC*	261,387,125	49,875,969

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4. Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	62,685,298	—
	Mark to Market Profit/Loss	40,510	—
	Unrealized Profit/Loss	120,384	262,571
Expired Contracts	Notional Amount	49,940,502	62,155,950
	Realized Profit/Loss	178,960	(541,703)
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	5,413,695	—
	Mark to Market Profit/Loss	(9,717)	—
	Unrealized Profit/Loss	(24,688)	—
Expired Contracts	Notional Amount	12,059,481	—
	Realized Profit/Loss	1,552	—
Equity price linked product (Y/N)		N	—

•	TSMC Solar

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	1,963,290	2,656,395
	Mark to Market Profit/Loss	(6,505)	(4,999)
	Unrealized Profit/Loss	(17,841)	(26,891)
Expired Contracts	Notional Amount	3,703,147	5,081,098
	Realized Profit/Loss	1,335	177
Equity price linked product (Y/N)		N	N

•	TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	52,748,081	—
	Mark to Market Profit/Loss	(15,950,991)	—
	Unrealized Profit/Loss	302,968	—
Expired Contracts	Notional Amount	—	—
	Realized Profit/Loss	—	—
Equity price linked product (Y/N)		Y	—